SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October 2025
Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Press Releases

The press releases issued by DHT Holdings, Inc. on October 13, 2025 announcing the appointment of a new director, on October 13, 2025 providing an update related to special port fees, and on October 14, 2025 related to its business update are attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 13, 2025
99.2	Press Release dated October 13, 2025
99.3	Press Release dated October 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: October 14, 2025	By:	/s/ Laila C. Halvorsen
		Name:	Laila C. Halvorsen
		Title:	Chief Financial Officer